OPTION AGREEMENT made as of the 3rd day of May, 2010

BETWEEN:

GSCP VI AA ONE HOLDING S.àr.1,
a corporation governed by the laws of
Luxembourg (“GS Shareholder Holdco One”),

- and –

GSCP VI AA ONE PARALLEL HOLDING S.àr.1,
a corporation governed by the laws of
Luxembourg (“GS Shareholder Holdco Two”, and
together with GS Shareholder Holdco One, the “Vendors”),

- and -

7316712 CANADA INC.,
a corporation existing under the laws of Canada,
(the “Purchaser”).

WHEREAS on the date hereof the parties hereto, among others, entered into an agreement concerning the acquisition by the Purchaser of certain shares in the capital of CW Investments Co. (“CW Investments”) (the “Purchase Agreement”);

AND WHEREAS GS Shareholder Holdco One wishes to grant to the Purchaser an option to purchase its interest in CW Investments not acquired by the Purchaser pursuant to the Purchase Agreement; presently constituting 23 Class A Preferred Shares and 129,015 Class B Common Shares;

AND WHEREAS GS Shareholder Holdco Two wishes to grant to the Purchaser an option to purchase its interest in CW Investments not acquired by the Purchaser pursuant to the Purchase Agreement; presently constituting 11 Class A Preferred Shares and 18,999 Class B Common Shares;

NOW THEREFORE in consideration of the payment by the Purchaser to GS Shareholder Holdco One of $138,708,757.97 and GS Shareholder Holdco Two of $20,426,529.23, in consideration of the respective covenants, representations and warranties of the parties hereinafter contained, and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each party), the parties hereby agree as follows:

1. Definitions

All capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Purchase Agreement.

2. Certain Rules of Interpretation in this Agreement

(a) The terms “Agreement”, “this Agreement”, “the Agreement”, “hereto”, “hereof”, “herein”, “hereby”, “hereunder” and similar expressions refer to this Agreement in its entirety and not to any particular provision hereof, and any reference to this Agreement means this Agreement as amended, modified, replaced or supplemented from time to time.

(b) The division of this Agreement into Articles, Sections and Subsections and the insertion of headings are for reference purposes only and shall not affect the interpretation of this Agreement. Unless otherwise indicated, any reference herein to a particular Article, Section or Subsection refers to the specified Article, Section or Subsection of this Agreement.

(c) Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

(d) Where the word “including” or “includes” is used in this Agreement, it means “including (or includes) without limitation”.

(e) The terms “party” and “the parties” refer to a party or the parties to this Agreement.

(f) The language used in this Agreement is the language chosen by the parties to express their mutual intent, and no rule of strict construction shall be applied against any party.

(g) Whenever any payment to be made or action to be taken under this Agreement is required to be made or taken on a day other than a Business Day, such payment shall be made or action taken on the next Business Day following.

3. Grant of Option

Each of the Vendors hereby grants to the Purchaser, subject to the terms and conditions hereinafter set out and set out in the Purchase Agreement, an irrevocable option (the “Option”) to purchase (subject to CRTC Approval as set out in the Purchase Agreement) at any time prior to 5:00 p.m. EST on the Expiry Date:

(a)	in respect of GS Shareholder Holdco One, 23 Class A Preferred Shares and 129,015 Class B Common Shares, as such shares may be sub-divided, consolidated, reclassified or otherwise changed from time to time (the “Holdco One Option Shares”); and

(b)	in respect of GS Shareholder Holdco Two, 11 Class A Preferred Shares and 18,999 Class B Common Shares, as such shares may be sub-divided, consolidated, reclassified or otherwise changed from time to time (the “Holdco Two Option Shares” and, together with the Holdco One Option Shares, the “Option Shares”).

4. Purchase Price

The aggregate purchase price for the Option Shares shall equal the Option Transfer Price.

5. Expiry of Option

The Option may be exercised at any time (subject to CRTC Approval as set out in the Purchase Agreement), in whole, during the period commencing on the date of execution of this Agreement and terminating at 5:00 p.m. (Toronto time) on the Outside Date (the “Expiry Date”). At the close of business on the Expiry Date, the Option will expire and terminate.

6. Exercise of Option

(a) The Option shall be exercisable by the Purchaser in accordance with section 3.3 of the Purchase Agreement.

(b) Upon exercise of the Option, each Vendor shall sell, assign and transfer to the Purchaser, and the Purchaser shall acquire from the Vendors, the Option Shares, free from all liens, charges and encumbrances of any nature whatsoever (other than restrictions in the Shareholders Agreement, in the Articles of Association of CW Investments and under applicable securities laws or regulations), for the aggregate Option Transfer Price in lawful money of Canada, allocated as follows:

(i)	to GS Shareholder Holdco One, $871,640 of the Option Transfer Price ($1.00 in respect of the Class A Preferred Shares and the balance of the Option Transfer Price in respect of the Class B Common Shares sold by it); and

(ii)	to GS Shareholder Holdco Two, $128,360 of the Option Transfer Price ($1.00 in respect of the Class A Preferred Shares and the balance of the Option Transfer Price in respect of Class B Common Shares sold by it).

(c) The closing of the exercise of the Option shall otherwise be completed in accordance with sections 3.3 to 3.5 of the Purchase Agreement. Purchaser shall pay the Option Transfer Price to the Vendors at the Option Closing (by wire transfer to the account set out in Schedule A of the Purchase Agreement) free and clear of any withholdings.

7. The Vendors’ Covenants, Representations and Warranties

The Vendors hereby jointly and severally covenant, represent and warrant to the Purchaser that:

(a)	neither of them shall, except as specifically permitted by the Transaction Agreements, transfer or dispose (whether by sale, assignment, gift, bequest or otherwise) of the Option Shares or in any way encumber the Option Shares at any time on or prior to the Expiry Date;

(b)	other than CMI and CW Investments pursuant to the Shareholders Agreement, no person other than the Purchaser has any written or oral agreement or option or any right or privilege, in each case pursuant to an agreement to which GSCP or either of the Vendors are a party, to purchase or acquire from GSCP or either of the Vendors any of the Option Shares, and GSCP and each Vendor will not enter into any such agreement or grant any such option, right or privilege prior to the earlier of the Expiry Date or the Option Closing without the prior written consent of the Purchaser;

(c)	at the date hereof each of the Vendors is, and assuming no changes in Applicable Law from the date hereof, on the Option Closing Date each of the Vendors will be, resident in Luxembourg for the purposes of the Tax Act and the Canada–Luxembourg Income Tax Convention;

(d)	at the date hereof the Option Shares are, and assuming no changes in Applicable Law from the date hereof, on the Option Closing Date the Option Shares will be, treaty-protected property, as defined in subsection 248(1) of the Tax Act, of each of the Vendors by virtue of paragraph 5 of Article 13 of the Canada–Luxembourg Income Tax Convention; and

(e)	at the Option Closing, the Option Shares which are then to be purchased and sold will be owned by the Vendors as the legal beneficial owner of record with good and valid title thereto, free and clear of all liens, charges and encumbrances of any nature whatsoever (other than restrictions in the Articles of Association of CW Investments and under applicable securities laws or regulations); provided, however, that in no event shall this representation and warranty (or the covenant of the Vendors to sell, assign and transfer the Option Shares free from all liens, charges and encumbrances) be deemed to be untruthful or otherwise breached as a result of any action or omission by any Person outside of the control of GSCP or the Vendors (including, without limitation, in the event that there is any problem with title to any additional shares in the capital of CW Investments issued to the Vendors after the date hereof that constitute Option Shares as a result of an unauthorized subdivision of shares by CW Investments).

8. Conditions of Closing in Favour of the Purchaser

In addition to the conditions set out in sections 3.6 and 3.7 of the Purchase Agreement, the obligations of the Purchaser to purchase the Option Shares in respect of which the Option is exercised is conditional upon satisfaction of each of the following conditions (each of which is solely for the benefit of the Purchaser or its assigns and may be waived by the Purchaser or its assigns at any time and from time to time):

(a)	CRTC Approval shall have been obtained;

(b)	the representations and warranties made by the Vendors in Section 7 hereof and in sections 4.1(a), (b), (c) and (i) of the Purchase Agreement shall be true and correct in all material respects at the Option Closing, with the same force and effect as if such representations and warranties were made at and as of such time (except that the representations and warranties set forth in Sections 7(c) and (d) hereof shall be made as of the specific dates and times and subject to the assumptions set forth therein); and

(c)	each of the Vendors shall have complied with or performed in all material respects their covenants herein and in the Purchase Agreement to be complied with or performed on or prior to the Option Closing.

9. Further Assurances

Each party shall take all such actions as are commercially reasonable, deliver to the other party such further information and documents and execute and deliver to the other party such further instruments and agreements as, in each case, the other party shall reasonably request to the extent necessary to consummate or confirm the transactions provided for in this Agreement or to accomplish the purpose of this Agreement or to assure to the other party the benefits of this Agreement; provided, however, that this provision shall not be interpreted as affecting, restricting or influencing the manner in which a party may exercise any approval, consent or other right in respect of the conditions to closing or the right of a party to not waive a condition; provided further that nothing in this Section shall require GSCP or either of the Vendors (A) to participate in any proceedings, including any proceedings before the CRTC or CCAA Proceedings, (B) to incur any expense or (C) incur any obligation or liability, including any obligation or liability to refund any portion of the Share Purchase Price, the Option Purchase Price, the Expense Reimbursement or the Option Transfer Price.

10. Notices

Section 7.3 of the Purchase Agreement shall apply to this Agreement, mutatis mutanids.

11. Amendments and Waivers

No amendment to or supplement of this Agreement shall be valid or binding unless set forth in writing and duly executed by the Purchaser and the Vendors. No waiver of any breach of any provision of this Agreement shall be effective or binding unless made in writing and signed by the party purporting to give such waiver and, unless otherwise provided in the written waiver, shall be limited to the specific breach waived.

12. Survival

The representations, warranties and covenants contained herein shall survive the closing of the transactions herein provided for and, notwithstanding such closing, shall continue in full force and effect for the benefit of the respective parties.

13. Governing Law

This Agreement shall be construed, interpreted and enforced in accordance with, and the respective rights and obligations of the parties shall be governed by, the laws of the Province of Ontario and the federal laws of Canada applicable therein.

14. Attornment and Process Agent

(a) Each of the parties hereby attorns to the exclusive jurisdiction of the courts of the Province of Ontario in connection with any action or proceeding arising out of or relating to this Agreement, waives any objection that it might otherwise be entitled to assert to the jurisdiction of such courts, and agrees not to assert that such courts are not a convenient forum for the determination of any such action or proceeding.

(b) Each of the Vendors irrevocably appoints McCarthy Tétrault LLP (the “Process Agent”), with an office at Suite 5300, Toronto-Dominion Bank Tower, Toronto, Ontario, M5K 1E6, for the attention of Garth Girvan, as its agent to receive on behalf of it and its property, service of any documents by which any action, application, reference or other proceeding arising out of or related to this Agreement is commenced. Such service may be made by delivering a copy of such documents in care of the Process Agent at the Process Agent’s above address, and each of the Vendors irrevocably authorizes and directs the Process Agent to accept such service on its behalf.

15. Time of Essence

Time is of the essence in the performance of the parties’ respective obligations.

16. Successors and Assigns

The Vendors may not assign or transfer, whether absolutely, by way of security or otherwise, all or any part of its respective rights or obligations under this Agreement, without the prior written consent of the Purchaser. The Purchaser shall have the unfettered right to assign any or all of its rights hereunder to any party or parties in connection with section 7.2 of the Purchase Agreement provided that (a) the Purchaser complies with the Shareholders Agreement in so doing and provided that such assignee(s) agree(s) to be bound by the Shareholders Agreement and (b) the Purchaser shall remain liable for its obligations hereunder. This Agreement shall enure to the benefit of and be binding upon the successors and permitted assigns of the parties hereto.

17. Entire Agreement

This Agreement, the Purchase Agreement, the Mutual Release and the Assignment and Assumption Agreement constitute the entire agreement between the parties with respect to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether written or oral. There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof except as provided herein or therein.

18. Severability

If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, its application to other parties and all other provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

19. Execution in Counterpart

This Agreement may be executed in counterparts, each of which shall constitute an original and each of which taken together shall constitute one and the same instrument.

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